U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

         SEC File Number  000-30415

         CUSIP Number  422184 10 5

(Check One):  ☐  Form 10-K and Form 10-KSB  ☐  Form 20-F   ☐  Form 11-K   ☒ Form 10-Q and Form 10-QSB

☐  Form N-SAR

For Period Ended:  September 30, 2009

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

      Health Enhancement Products, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):

    7740 East Evans Road, Suite A101

City, State and Zip Code:

Scottsdale, AZ  85260

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (11091)

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

Although the Company’s Quarterly Report on Form 10-Q was filed on November 16, 2009 (the due date of the Company’s 10Q), such Report was inadvertently filed by the Company’s Edgar filing agent under “HEPI Pharmaceuticals, Inc.,” the Company’s wholly owned subsidiary. The Company learned of this filing error on November 17, 2009 and thus was not able to file its 10Q for the Quarter ended September 30, 2009 under its own name within the prescribed time period.  The Company intends to file its Quarterly Report on Form 10-Q under its own name on November 17, 2009, and in any case on or before the 5th calendar day following the prescribed due date.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Janet Crance

       480

         385-3800

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes ☒     No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? N/A (there is no comparable prior period)

Yes ☒     No ☐

The Company expects to report a loss for the quarter ended September 30, 2009 of approximately $1,082,000, compared with a net loss of $266,000 for the quarter ended September 30, 2008.  The estimated $816,000 increase in net loss for the current quarter, compared to the corresponding prior quarter, is primarily attributable to a $796,000 increase in costs and expenses, due in large part to costs incurred in connection with termination of a distributorship agreement.

Health Enhancement Products, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 17, 2009

By /s/ Janet L. Crance

Name:  Janet L. Crance

Title:    Chief Accounting Officer

SEC 1344 (11091)